Filed pursuant to Rule 433

Free Writing Prospectus

February 2, 2026

Registration No. 333-281615
333-281615

Alternatives | Indexed

EZPZ

Franklin Crypto Index ETF

Add To Watchlist | Compare Funds

- **Broad, simple exposure.** Convenient, cost-effective access to a diversified set of digital assets through one fund — removing the complexity of direct token ownership.
- **Trusted, regulated structure.** Issued by Franklin Templeton with Coinbase as custodian and registered under the Securities Act of 1933.
- **Crypto market beta.** Designed to represent the broader crypto ecosystem, with new eligible assets continuously added as they meet index criteria and receive required regulatory approvals.

Before you invest, for more complete information about the Fund and this offering, you should carefully read the Fund's prospectus. The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA.

Popular Documents

- Factsheet
- Prospectus
- Semi-annual Report
- View All

NAV	YTD Total Returns At NAV	Total Net Assets
$21.57	-4.77%	$9.71M

Overview | Performance | Portfolio | Pricing | Documents

Important information regarding Schedule K-1 tax reporting (Show more)

Overview

See the risks and other important information.

See the risks and other important information.

Fund Facts

Fund description

The Fund seeks to provide investment results that closely correspond, before Fund expenses and liabilities, to the performance of the Underlying Index. The Underlying Index is a free float-adjusted market capitalization weighted index of liquid digital assets that are recognized as being in conformance with prevailing capital markets regulations of major financial jurisdictions including the United States as determined by the Index Provider. As of December 1, 2025 the Underlying Index's only constituent digital assets are Bitcoin, Ether, XRP, Solana, Dogecoin, Cardano, Stellar Lumens, and Chainlink (the "Digital Assets"). The Fund will seek to achieve its investment objective by investing in the Digital Assets in approximately the same weights as they represent in the Underlying Index.

The Fund issues a Schedule K-1.

Benchmark

CF Institutional Digital Asset Index - US - Settlement Price

Fund Inception Date	Listing Exchange
02/20/2025	Cboe

Average Annual Total Returns

View performance section for additional info

Market Price Return | NAV Return

1 Year	3 Years	5 Years	10 Years	Since Inception
—	—	—	—	-10.27%

Performance data quoted represents past performance, which does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when sold or redeemed, may be worth more or less than the original cost. Current performance may be lower or higher than the figures shown.

Top Digital Assets

View portfolio section for additional info


BTC
ETH
XRP
SOL
DOGE

Expenses & Fees

Gross Sponsor Fee	[illegible]
Net Sponsor Fee	[illegible]

Additional Fund Info

Morningstar Category	Digital Assets
Fiscal Year End	December 31
Custodian	Coinbase Custody Trust Company, LLC
Marketing Agent	Franklin Distributors, LLC

Identifiers

Ticker	EZPZ
IOPV / IIV Ticker	EZPZ.IV
CUSIP Code	[illegible]
ISIN Code	[illegible]
Bloomberg Code	EZPZ US

Trading Characteristics

Shares Outstanding	450,000
Daily Volume	8,200
20-Day Average Volume	[illegible]

Manager and Commentary

About the Team

Franklin Templeton Digital Assets

Franklin Templeton Digital Assets has been at the forefront of the digital asset revolution since 2018. Our dedicated and independent team is deeply immersed in cutting-edge research and highly engaged in supporting blockchain networks and platform development. We focus on creating innovative, investable products to help client portfolios tap into the evolving digital asset ecosystem.

Franklin ETF and Index Investments

Latest Insights

December 23, 2025
Digital Asset Security in the Quantum Era

November 11, 2025
The Future of Retirement: From standardized workplace and retirement offerings to client-centric lifestyle planning

March 4, 2025
Multi-dealing: Three things investors are still getting wrong about [illegible]

December 13, 2024
The Future of Investing: Future of advisors - The role of networks and community in high-touch advisory

Performance

Compare Funds

Average Annual Total Returns | Calendar Year Returns | Cumulative Total Returns | Risk Measures

Calendar Year Returns

As of 12/31/2025

Month End | Quarter End

Month End As of 12/31/2025	Performance Inception Date
Franklin Crypto Index ETF - Market Price Return (%)	02/20/2025
Franklin Crypto Index ETF - NAV Return (%)	02/20/2025
CF Institutional Digital Asset Index - US - Settlement Price (%)	—

Portfolio

Assets

As of 01/30/2026 (Updated Daily)

Total Net Assets	$9.71 Million

Digital Asset Allocation

As of 01/30/2026 % of Total (Updated Daily)

Holdings	% of Total
BTC	75.38%
ETH	13.17%
XRP	5.95%
SOL	3.26%
DOGE	0.90%
ADA	0.72%
LINK	0.36%
XLM	0.29%
Net Current Assets	-0.02%



Holdings

As of 01/30/2026 (Updated Daily)

Security Name	Weight (%)	Market Value ($)	Notional Exposure	Quantity
BITCOIN	75.38	7,316,881.31	0.00	87.20
ETHEREUM	13.17	1,278,278.72	0.00	474.40
XRP	5.95	577,495.66	0.00	308,576.95
SOLANA	3.26	316,307.96	0.00	2,694.55
DOGE	0.90	87,223.65	0.00	749,244.73
ADA	0.72	[illegible]	0.00	[illegible]
LINK	0.36	34,867.59	0.00	3,252.97
XLM	0.29	27,910.93	0.00	144,649.40
Net Current Assets	-0.02	-1,821.56	0.00	-1,821.56

Pricing

Pricing | Premium/Discount Analysis

Pricing History

As of 01/30/2026 (Updated Daily)

Time Period: Since Inception

From: 02/20/2025 To: 01/30/2026



Daily Fund Prices

As of [illegible]

Share Prices

As of [illegible]

NAV (Net Asset Value)	$21.57
NAV Change	$-0.16
NAV Change (%)	-0.74%
Market Price	$21.53
Market Price Change	$-0.26
Market Price Change (%)	-1.19%

52-Week Range

Highest NAV As of [illegible]	$33.58
Lowest NAV As of [illegible]	$18.77
Highest Market Price As of [illegible]	$33.88
Lowest Market Price As of [illegible]	$18.79

Premium / Discount

As of [illegible]

30-Day Median Bid/Ask Spread	0.40%
Bid / Ask Spread	$0.19
Avg. of Market Price vs. NAV since Inception	0.04%
Avg. of Market Price vs. NAV at Close	-0.23%

Documents

Fund Literature

Name	Download	Add to Cart
Factsheet - Franklin Crypto Index ETF		
Flyer – Franklin Crypto Index ETF (EZPZ) Overview		
Form 8K - Franklin Crypto Index ETF		

Regulatory Documents

Name	Download	Add to Cart
10Q3 Franklin Crypto Index ETF		
Prospectus – Franklin Crypto Index ETF		
Fiscal Q1 Holdings - Franklin Crypto Index ETF		
Fiscal Q3 Holdings - Franklin Crypto Index ETF		

Risks

This **is not a direct investment in Bitcoin, Ether, XRP, Solana, Dogecoin, Cardano, Stellar Lumens, or Chainlink (the "Digital Assets")**, but rather, an exchange-traded product that invests in Digital Assets.

All investments involve risks, including possible loss of principal. Before you invest, for more complete information about the Fund and this offering, you should carefully read the Fund's prospectus.

The Fund is not an investment company registered under the Investment Company Act of 1940 (1940 Act), and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the 1940 Act. The Fund is not a commodity pool for purposes of the Commodity Exchange Act (CEA) and accordingly is not subject to the regulatory protections afforded by the CEA.

The Fund holds only Digital Assets and cash and is not suitable for all investors. The Fund is not a diversified investment and, therefore, is expected to be more volatile than other investments, such as an investment in a more broadly diversified portfolio. An investment in the Fund is not intended as a complete investment plan. The Fund issues a Schedule K-1.

An investment in the Fund is subject to market risk with respect to the digital asset markets. The trading price of the Digital Assets held by the Fund may go up and down, sometimes rapidly or unpredictably. The value of the Fund's Shares relates directly to the values of the Digital Assets, which have been in the past, and may continue to be, highly volatile and subject to fluctuations due to a number of factors. Extreme volatility in the future, including substantial, sustained or rapid declines in the trading prices of the Digital Assets, could have a material adverse effect on the value of the Shares and the Shares could lose all or substantially all of their value.

Competitive pressures may negatively affect the ability of the Fund to garner substantial assets and achieve commercial success.

Digital assets represent a new and rapidly evolving industry, and the value of the Fund's Shares depends on the acceptance of Digital Assets. Due to the relative unregulated nature and lack of transparency surrounding the operations of digital asset exchanges, which may experience fraud, manipulation, security failures or operational problems, as well as the wider Digital Assets market, the value of Digital Assets and, consequently, the value of the Shares may be adversely affected, causing losses to Shareholders.

Digital asset markets in the U.S. exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the value of Digital Assets or the Shares, such as by banning, restricting or imposing onerous conditions or prohibitions on the use of Digital Assets, mining activity, validation activity, digital wallets, the provision of services related to trading and custodying Digital Assets, the operation of the Digital Asset networks, or the Digital Asset markets generally.

The prices used to calculate the value of the Fund's Digital Assets have a limited performance history and may be volatile, adversely affecting the value of the Shares. Moreover, CF Institutional Digital Asset Index – US-Settlement Price (the "Underlying Index") could experience system failures or errors. Errors in the index data, computations and/or construction may occur from time to time and may not be identified and/or corrected for a period of time or at all, which may have an adverse impact on the Fund and the Shareholders. A temporary or permanent "fork" in the Digital Asset blockchains could adversely affect the value of the Shares. The Fund does not have the ability or intention to hold any asset other than Digital Assets and cash. Shareholders may not receive the benefits of any forks or "airdrops." Forks or airdrops may result in extraordinary expenses borne by the Fund.

The Fund is a passive investment vehicle and is not actively managed, meaning it does not manage its portfolio to sell Digital Assets at times when its price is high, or acquire Digital Assets at low prices in the expectation of future price increases. Also, the Fund does not use any hedging techniques to attempt to reduce the risks of losses resulting from Digital Asset price decreases. The Fund is not a leveraged product and does not utilize leverage, derivatives or similar instruments or transactions. The Fund's Shares are not interests in or obligations of the Fund's Sponsor or its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The amount of Digital Assets represented by each Share will decrease over the life of the Fund due to the sales of Digital Assets necessary to pay the Sponsor's Fee and other Fund expenses. Without increases in the price of Digital Assets sufficient to compensate for that decrease, the price of the Shares will also decline and you will lose money on your investment in Shares.

Security threats to the Fund's account at the Digital Asset Custodian or Prime Broker could result in the halting of Fund operations and a loss of Fund assets or damage to the reputation of the Fund, each of which could result in a reduction in the value of the Shares. The Fund will not stake the Digital Assets it holds, so **an investment in the Fund's shares will not realize the economic benefits of staking.**

If the process of creation and redemption of Creation Units encounters any unanticipated difficulties, the possibility for arbitrage transactions by Authorized Participants intended to keep the price of the Shares closely linked to the price of Digital Assets may not exist and, as a result, the price of the Shares may fall or otherwise diverge from NAV.

The Fund will seek to add additional digital assets if the Underlying Index adds them. Due to potential timing differences in related regulatory approvals, **the Fund performance may differ significantly from the Underlying Index performance** during any times when the Fund is not yet invested in these additional digital assets.

The Fund seeks to provide investment results that closely correspond, before Fund expenses and liabilities, to the performance of the Underlying Index, and **will not speculatively sell Digital Assets** based on price movements.

Important Information

Franklin Distributors, LLC. Member FINRA, SIPC. All entities mentioned are Franklin Templeton affiliated companies. Investment Products: **NOT FDIC INSURED | NO BANK GUARANTEE | MAY LOSE VALUE.**
Reports and other information about the funds are available on the EDGAR Database on the SEC's Internet site at www.sec.gov

You need Adobe Acrobat Reader to view and print PDF documents. Download a free version from Adobe's website.

The **CF Institutional Digital Asset Index – US – Settlement Price** is a liquid investible benchmark portfolio index designed to track the performance of portfolio composed of the largest digital assets being recognised as being in conformance with major financial jurisdictions providing capital markets. Index constituents are weighted by free float market capitalization.
Source: CF Benchmarks Ltd. CF BENCHMARKS LTD LICENSOR PRODUCT(S) IS USED UNDER LICENSE AS A SOURCE OF INFORMATION. CF BENCHMARKS LTD, ITS LICENSORS AND AGENTS HAVE NO OTHER CONNECTION TO THE FUND OR THE SPONSOR AND DO NOT SPONSOR, ENDORSE, RECOMMEND OR PROMOTE ANY PRODUCTS OR SERVICES INCLUDING AS DESCRIBED HEREIN. CF BENCHMARKS ITS LICENSORS AND AGENTS HAVE NO OBLIGATION OR LIABILITY IN CONNECTION WITH THE OFFERING AND SALE OF THE FUND. CF BENCHMARKS ITS LICENSORS AND AGENTS DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF ANY INDEX LICENSED TO THE FUND OR THE SPONSOR AND SHALL NOT HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN.

Important data provider notices and terms available at www.franklintempletondatasources.com.

Performance data quoted represents past performance, which does not guarantee future results.

CFA® and Chartered Financial Analyst® are trademarks owned by CFA Institute.

Indexes are unmanaged and one cannot invest directly in an index. They do not reflect any fees, expenses or sales charges.

The Shares are neither interests in nor obligations of the Sponsor, the Transfer Agent, the Custodians, the Marketing Agent or their respective affiliates.

All investments involve risk, including possible loss of principal. Please see each product's web page for specific details regarding investment objective, risks, performance, and other important information. Review this information carefully before you make any investment decision. **Investors cannot invest directly in an index, and unmanaged index returns do not reflect any fees, expenses or sales charges.**

Carefully consider a fund's investment objectives, risks, charges and expenses before investing. Please view the prospectus or summary prospectus for this and other information. Read it carefully.

Franklin Templeton, its affiliated companies, and its employees are not in the business of providing tax or legal advice to taxpayers. These materials and any tax-related statements are not intended or written to be used, and cannot be used or relied upon, by any such taxpayer for the purpose of avoiding tax penalties or complying with any applicable tax laws or regulations. Tax-related statements, if any, may have been written in connection with the "promotion or marketing" of the transaction(s) or matter(s) addressed by these materials, to the extent allowed by applicable law. Any such taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

Franklin Holdings, LLC is the Fund's Sponsor (the "Sponsor"). The Fund is a series of Franklin Crypto Trust (the "Trust"). The Trust is a Delaware statutory trust. Shares of the Fund are not obligations of, and are not guaranteed by, the Sponsor or any of its subsidiaries or affiliates. CF Benchmarks Ltd. (the "Index Provider") has licensed the use of the Underlying Index by the Fund. BNY Mellon Asset Servicing, a division of The Bank of New York Mellon, or "BNYM," is the Administrator (the "Administrator") and Transfer Agent (the "Transfer Agent") of the Fund. BNYM also serves as the custodian of the Fund's cash, if any. Coinbase serves as the Custodian (the "Custodian") of the Fund's Digital Assets. CSC Delaware Trust Company is the sole trustee of the Trust (the "Trustee"). Franklin Distributors, LLC, an affiliate of the Sponsor, is the Fund's marketing agent (the "Marketing Agent").

The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC, when available, for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting franklintempleton.com.

ETPs trade like stocks, fluctuate in market value and may trade at prices above or below the ETP's net asset value. Brokerage commissions and ETF expenses will reduce returns. ETP shares may be bought or sold throughout the day at their market price, not their Net Asset Value (NAV), on the exchange on which they are listed. Shares of ETPs are tradable on secondary markets and may trade either at a premium or a discount to their NAV on the secondary market. The Fund has filed a registration statement (including a prospectus) with the Securities and Exchange Commission ("SEC") for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Fund has filed with the SEC, when available, for more complete information about the Fund and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting franklintempleton.com. The Fund issues and redeems Creation Units on a continuous basis. Creation Units are only issued or redeemed in exchange for an amount of cash determined based on the price of buying/selling the number of Digital Assets published in the daily basket. No Shares are issued unless the Fund's prime broker has allocated to the Fund's account the corresponding amount of Digital Assets. Creation Units may be created or redeemed only by Authorized Participants, who pay a transaction fee for each order to create or redeem Creation Units. The Shares will be sold to the public at prices that will reflect the price of Digital Assets and the trading price of the Shares on the Cboe BZX Exchange at the time of the offer.

Franklin Distributors, LLC serves as the distributor of Creation Units for the ETPs on an agency basis. Franklin Distributors, LLC does not maintain a secondary market in the funds' shares.

Footnotes

1. Net Asset Value (NAV) returns are based on the NAV of the ETF/ETP. The fund's NAV represents the per-share-value and is determined by dividing the total NAV of the fund by the number of shares outstanding. Market Price returns are based upon the official closing price of the ETF's/ETP's shares. The fund calculates the NAV per share each business day and normally coincides with the close of trading on the exchange on which they are listed, typically 4 pm ET. The fund does not calculate the NAV on days the exchange is closed for trading. These returns do not represent investors' returns had they traded shares at other times.

2. Figures are aggregate total return figures, have not been annualized and represent the change in value of an investment over the period indicated.

3. The Fund's only ordinary recurring expense is the Sponsor's annual fee applied to the NAV of the Fund. The Sponsor's annual fee accrues daily and is payable by the Fund at least quarterly in arrears. The Fund's expenses will reduce the NAV of the Fund.

4. The Sponsor may, at its sole discretion and from time to time, waive all or a portion of the Sponsor's Fee for stated periods of time. The Sponsor is under no obligation to waive any portion of its fees and any such waiver shall create no obligation to waive any such fees during any period not covered by the waiver.

5. Trading prices of a fund's shares in the secondary market generally differ from a fund's daily NAV and are affected by market forces such as supply and demand, economic conditions and other factors. Information regarding the intraday value of a fund's shares, also known as the "indicative optimized portfolio value" ("IOPV"), are disseminated every 15 seconds throughout the trading day by the national securities exchange on which the fund's shares are listed or by market data vendors or other information providers. Therefore, the IOPV should not be viewed as a "real-time" update of the fund's NAV, which is computed only once a day.

6. ©2025 Morningstar, Inc. All rights reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information.

7. Premiums or discounts are the differences between the NAV and the Market Price of the Fund on a given day, generally at the time the NAV is calculated. A premium is the amount that the Fund is trading above the reported NAV, expressed as a percentage of the NAV. A discount is the amount that the Fund is trading below the reported NAV, expressed as a percentage of the NAV. The since inception premium/discount average is calculated by averaging the daily premium/discount since the inception of the fund. The daily premium/discount is the difference between the daily market price for shares of the Fund and the Fund's net asset value.

8. **Premium / Discount** reflects the difference between the NAV and the Market Price of the fund, and represents the amount that the fund is trading above or below its NAV, expressed as a percentage of the NAV.

9. Net Asset Value (NAV) returns are based on the NAV of the ETP; Market Price returns are based upon the official closing price of the ETP's shares. Returns are average annualized total returns, except for those periods of less than one year, which are cumulative. Market Price returns are calculated using the closing price as of 4 p.m. Eastern time on each trading day (when NAV is normally determined for most Funds), and do not represent the returns you would receive if you traded shares at other times. Performance for the ETP and its benchmark index are as of the ETP's last trading day before the end of the period.

FRANKLIN TEMPLETON